December 22, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Angela Connell

 Michael Volley

RE:	Toyota Motor Credit Corporation
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 21, 2005
File No. 1-09961

Dear Ms. Connell and Mr. Volley:

The following is the response of Toyota Motor Credit Corporation (the “Company”) to the comment in the letter of the Staff of the Securities and Exchange Commission dated December 19, 2005 in connection with the Company’s Form 10-K for the fiscal year ended March 31, 2005. For reference purposes, the text of the Staff's comment letter has been reproduced in italics below with the response for the comment.

Consolidated Statement of Cash Flows, page 70

1.

We note your response to comment 4 of our letter dated September 22, 2005. We believe that statement of cash flow guidance prohibits the presentation in the Statement of Cash Flows of cash flows that did not actually occur (e.g. receipt of retained interest in a securitization transaction) and that the exchange of loans for retained interests should be disclosed as a non-cash investing activity. Please revise future filings to report only the cash effects of your securitization activities in your Statement of Cash Flows and disclose your receipt of a retained interest as a non-cash investing activity.

Toyota Motor Credit Corporation Response:

The Company has read the Staff’s comment and will revise future filings accordingly.

In response to the Commission's comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to your comment. If you have any further questions or comments, please do not hesitate to contact me at (310) 468-2637.

Yours very truly,

Toyota Motor Credit Corporation

/s/ John F. Stillo

John F. Stillo

Vice President and Chief Financial Officer

cc: PricewaterhouseCoopers, LLP

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